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CUSIP No. 443683 10 7                                     Page 1 of 8 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*

                            Hudson City Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   443683 10 7
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                                 (CUSIP Number)

                               Leonard S. Gudelski
                      Chairman and Chief Executive Officer
                                Hudson City, MHC
                              West 80 Century Road
                            Paramus, New Jersey 07652
                          Telephone No. (201) 967-1900
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 13, 1999
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             (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No. 443683 10 7                                     Page 2 of 8 Pages
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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hudson City, M.H.C.          EIN: To be applied for.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) / /
                                                                      b) / /
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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

             OO - Acquired in corporate reorganization - See response to Item 3.
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      / /

             Not Applicable
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                           61,288,300
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                            -0-
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                            61,288,300
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                            -0-
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,288,300
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (110 EXCLUDES CERTAIN
           SHARES*                                                      / /

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             53.0%
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14         TYPE OF REPORTING PERSON*
             HC
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



ITEM 1.  SECURITY AND ISSUER

         The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $.01 per share (the "Common Stock"), of Hudson City Bancorp, Inc., a Delaware corporation (the "Company"),having its principal office at West 80 Century Road, Paramus, New Jersey 07652.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) This Schedule 13D is being filed by Hudson City, M.H.C., a New Jersey chartered mutual savings bank holding company (the "MHC"). The MHC's principal business is holding 53.0% of the Common Stock of the Company. The business address of the MHC is West 80 Century Road, Paramus, New Jersey 07652.

         The following information is being provided with respect to each executive officer and director of the MHC (the "Insiders").


               NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT
               ----                  ----------------------------------
Leonard S. Gudelski                  Chairman of the Board and Chief Executive Officer of the
                                     Company, the MHC and Hudson City Savings Bank (the
                                     "Bank").

Ronald E. Hermance, Jr.              President, Chief Operating Officer and Director of Company,
                                     the MHC and the Bank.

Verne S. Atwater                     Director of the Company, the MHC and the Bank and
                                     Professor of Finance Emeritus in Residence at Lubin Business
                                     School.

John D. Birchby                      Director of the Company, the MHC
                                     and the Bank and Partner in the law firm of
                                     Dieffenbach, Witt & Birchby.

Kenneth L. Birchby                   Director of the Company, the MHC and the Bank; Retired.

Victoria H. Bruni                    Director of the Company, the MHC and the Bank and Vice
                                     President at Ramapo College..

William J. Cosgrove                  Director of the Company, the MHC and the Bank and
                                     Executive Vice President for Citadel Group Representatives
                                     Inc.

Andrew J. Egner, Jr.                 Director of the Company, the MHC and the Bank; Retired.

John W. Klie                         Director of the Company, the MHC and the Bank; Retired.

Donald O. Quest                      Director of the Company, the MHC and the Bank;
                                     Neurological Surgeon.



                                Page 3 of 8 Pages






Arthur V. Wynne, Jr.                 Director of the Company, the MHC and the Bank and Partner
                                     of Burrelle's Information Services.

John M. Tassillo                     Executive Vice President, Treasurer and Secretary of the
                                     Company and the MHC; Executive Vice President and
                                     Treasurer of the Bank.

Michael B. Lee                       First Vice President and Secretary of the Bank.

James C. Kranz                       First Vice President and Investment Officer of the Bank.

V. Barry Corridon                    First Vice President of Mortgage Servicing of the Bank.

Thomas E Laird                       First Vice President and Mortgage Officer of the Bank.

                  (d) During the last five years, neither the MHC nor the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither the MHC nor the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the Insiders are U.S. citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On July 13, 1999, the Bank consummated its reorganization into the mutual savings bank holding company form of organization, whereby the following steps were taken: (i) the Bank organized an interim stock savings bank as a wholly owned subsidiary ("Interim One"); (ii) Interim One organized an interim stock savings bank as a wholly owned subsidiary ("Interim Two"); (iii) Interim One organized the Company as a wholly owned subsidiary; (iv) the Bank exchanged its charter for a New Jersey stock savings bank charter to become the Bank in stock form and Interim One exchanged its charter for a New Jersey mutual savings bank holding company charter to become the MHC; (v) simultaneously with step
(iv), Interim Two merged with and into the Bank with the Bank as the resulting institution; (vi) all of the initially issued stock of the Bank was transferred to the MHC in exchange for membership interests in the MHC; and (vii) the MHC contributed the capital stock of the Bank to the Company, and the Bank in stock form became a wholly owned subsidiary of the Company.

         In connection with the reorganization, the Company sold 54,350,000 shares of its Common Stock at $10.00 per share to the public and issued 61,288,300 shares of such Common Stock to the MHC. In connection with Step (iii) above, Interim I purchased 61,288,300 shares of the Company for $612,883. As discussed in Step (iv) above, Interim I became the MHC. The funds to purchase the Company's shares originated from Interim's One organizational funds.


                                Page 4 of 8 Pages

 .


ITEM 4.  PURPOSE OF TRANSACTION

         The reorganization will afford the Bank greater operating flexibility to meet current and future business goals. The mutual holding company corporate structure will better position the Bank to compete with other financial institutions and to take advantage of business opportunities. By issuing only a minority of Company's common stock to the public, the organization preserves its ability to remain an independent community-oriented organization.

         Although, the MHC and Insiders intend to exercise their rights as stockholders, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

                  (a-b) The MHC beneficially owns (with sole voting and dispositive power) an aggregate of 61,288,300 shares of Common Stock or 53.0% of the shares issued and outstanding on July 13, 1999. The Insiders individually have the sole power tovote and the sole power to dispose of the shares of Common Stock owned by them, except as otherwise indicated. The following information is provided with respect to the Insiders as of July 13, 1999:


                                                                  NUMBER OF SHARES                        PERCENT OF
                                                                    DIRECTLY AND                      OUTSTANDING SHARES
                    NAME                                         BENEFICIALLY OWNED                     OF COMMON STOCK
                    ----                                         ------------------                     ---------------
Leonard S. Gudelski                                                    120,001(2)                            (1)



                                                   Page 5 of 8 Pages






Ronald E. Hermance, Jr.                                                 57,061(3)                            (1)

Verne S. Atwater                                                            5,000                            (1)

John D. Birchby                                                        400,000(4)                            (1)

Kenneth L. Birchby                                                     100,000(5)                            (1)

Victoria H. Bruni                                                           5,000                            (1)

William J. Cosgrove                                                        10,000                            (1)

Andrew J. Egner, Jr.                                                    40,000(6)                            (1)

John W. Klie                                                            10,000(7)                            (1)

Donald O. Quest                                                         20,000(8)                            (1)

Arthur V. Wynne, Jr.                                                   100,000(9)                            (1)

John M. Tassillo                                                       30,626(10)                            (1)

Michael B. Lee                                                         11,623(11)                            (1)

James C. Kranz                                                         22,646(12)                            (1)

V. Barry Corridon                                                      19,521(13)                            (1)

Thomas E. Laird                                                        28,433(14)                            (1)


-----------------------
         (1)      Less than 1% of the total outstanding shares of Common Stock.

         (2) Mr. Gudelski shares voting and dispositive power for 60,000 shares with his spouse.

         (3) Mr. Hermance shares voting and dispositive power for 4,500 shares with his spouse. Mr. Hermance shares voting and dispositive power for 1,000 shares with his spouse and daughter. Mr. Hermance shares voting and dispositive power for 2,000 shares with his spouse and sons. Includes 49,561 shares, representing Mr. Hermance's undivided 7.17% interest in 691,600 shares held in the Employer Stock Fund of the Bank's Profit Incentive Bonus Plan. Mr. Hermance shares voting and dispositive power for the 49,561 shares with other participants in the Bank's Profit Incentive Bonus Plan to the extent of his percentage interest.

         (4) Mr. John Birchby shares voting and dispositive power for 87,500 shares with his spouse. Mr John Birchby shares voting and dispositive power for 225,000 shares with his children.

         (5) Mr. Kenneth Birchby shares voting and dispositive power for 50,000 shares with his spouse.

         (6) Mr. Egner shares voting and dispositive power for 20,000 shares with his spouse.

         (7) Mr. Klie shares voting and dispositive power for 7,500 shares with his spouse.

         (8) Mr. Quest shares voting and dispositive power for 8,000 shares with his spouse.

         (9) Mr. Wynne shares voting and dispositive power for 50,000 shares with his spouse.


                                Page 6 of 8 Pages

         (10) Includes 28,125 shares, representing Mr. Tassillo's undivided 4.07% interest in 691,600 shares held in the Employer Stock Fund of the Bank's Profit Incentive Bonus Plan. Mr. Tassillo shares voting and dispositive power for the 28,125 shares with other participants in the Bank's Profit Incentive Bonus Plan to the extent of his percentage interest.

         (11) Mr. Lee shares voting and dispositive power for 1,200 shares with his spouse and mother-in-law. Includes 10,422 shares, representing Mr. Lee's undivided 1.51% interest in 691,600 shares held in the Employer Stock Fund of the Bank's Profit Incentive Bonus Plan. Mr. Lee shares voting and dispositive power for the 10,422 shares with other participants in the Bank's Profit Incentive Bonus Plan to the extent of his percentage interest.

         (12) Includes 12,645 shares, representing Mr. Kranz's undivided 1.83% interest in 691,600 shares held in the Employer Stock Fund of the Bank's Profit Incentive Bonus Plan. Mr. Kranz shares voting and dispositive power for the 12,645 shares with other participants in the Bank's Profit Incentive Bonus Plan to the extent of his percentage interest.

         (13) Includes 12,520 shares, representing Mr. Corridon's undivided 1.81% interest in 691,600 shares held in the Employer Stock Fund of the Bank's Profit Incentive Bonus Plan. Mr. Corridon shares voting and dispositive power for the 12,520 shares with other participants in the Bank's Profit Incentive Bonus Plan to the extent of his percentage interest.

         (14) Includes 20,907 shares, representing Mr. Laird's undivided 3.02% interest in 691,600 shares held in the Employer Stock Fund of the Bank's Profit Incentive Bonus Plan. Mr. Laird shares voting and dispositive power for the 20,907 shares with other participants in the Bank's Profit Incentive Bonus Plan to the extent of his percentage interest. Mr. Laird shares voting and dispositive power for 25 shares with his child.

                  (c) Not applicable.

                  (d) No person or entity other than the MHC has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the MHC's Common Stock reported in this schedule.

                  (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving


                                Page 7 of 8 Pages
or withholding of proxies or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

ITEM 7.  MATERIAL REQUIRED TO BE FILED AS EXHIBITS

         None.






                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           Hudson City, MHC

                                      By:  /s/ Ronald E. Hermance, Jr.
                                           Ronald E. Hermance, Jr.
                                           President and Chief Operating Officer

August 2, 1999




                                Page 8 of 8 Pages